UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

(Report No. 3)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

As previously disclosed on a Form 6-K on February 1, 2022, G Medical Innovations Holdings Ltd. (the “Company”) entered into an agreement with Armistice Capital Fund Ltd. in connection with a private placement investment in the Company’s securities, including ordinary warrants which had an exercise price of $5.00 per share, exercisable immediately upon issuance with a term of five years from issuance (the “February Warrants”).

In addition, as previously disclosed on a Form 6-K on April 18, 2022, the Company entered into an agreement with Armistice Capital Fund Ltd. in connection with a subsequent private placement investment in the Company’s securities, including ordinary warrants which had an exercise price of $1.50 per share, exercisable immediately upon issuance with a term of five years from issuance (the “April Warrants” and, together with the February Warrants, the “Existing Warrants”).

On July 18, 2022, the Company and Armistice Capital Fund Ltd. entered into a letter agreement (the “Letter Agreement”). Under the terms of the Letter Agreement, in consideration for Armistice Capital Fund Ltd. agreeing to exercise $2.0 million of its Existing Warrants, which equals warrants to purchase 2,380,953 of the Company’s ordinary shares, at a reduced exercise price of $0.84 (the “Existing Warrant Exercise”), the Company agreed to issue a new ordinary warrant for 9,245,239 warrant shares (the “New Warrant”), equal to the aggregate of (a) 2,976,192 warrant shares (125% of the 2,380,953 ordinary shares issued as a result of the Existing Warrant Exercise) and (b) the balance of 6,269,047 warrants held by Armistice Capital Fund Ltd. in the Company whose exercise price will be reduced to $0.93. The 6,269,047 currently outstanding warrants held by Armistice Capital Fund Ltd. will be cancelled. The New Warrant shall be substantially in the form of the Existing Warrants, will be initially exercisable commencing 6 months following the date of the issuance thereof, have a term of exercise until April 20, 2028, and an exercise price equal to $0.93.

In connection with facilitating the Existing Warrant Exercise and the issuance of the New Warrant, the Company and Armistice Capital Fund Ltd. also entered into an Amendment Agreement to that certain securities purchase agreement dated April 18, 2022 by and among the Company and Armistice Capital Fund Ltd. (the “Amendment Agreement”). As a result of such amendment, the exercise price of 1,583,457 ordinary warrants held by Lind Global Fund II LP will be reduced to an exercise price equal to $0.93 and have a term of exercise until April 30, 2028.

The Existing Warrant Exercise is expected to result in gross proceeds to the Company of $2.0 million. The Company intends to use the net proceeds from the Existing Warrant Exercise for general corporate and working capital purposes. The New Warrant is expected to be issued on or around July 20, 2022.

Copies of the Letter Agreement, Amendment Agreement and the form of New Warrant are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Letter Agreement by and among the Company and Armistice Capital Fund Ltd. dated July 18, 2022.
99.2	Amendment Agreement to the Securities Purchase Agreement dated April 18, 2022 by and among the Company and Armistice Capital Fund Ltd.
99.3	Form of Ordinary Share Purchase Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: July 18, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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